# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Imperial Petroleum Inc., CIK 0001876581
CUSIP: Y3894J187
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 331 Kifissias Avenue, Erithrea, Athens, Greece (J3), 14561
Date of event which requires filing of this statement: 06/22/2026
Filed by CIK 0001328920
Persons authorized to receive notices and communications: Harry N. Vafias, c/o Imperial Petroleum Inc., 331 Kifissias Avenue, Erithrea, Athens, Greece (J3), 14561, 011 30210 625 0001

## Reporting persons
- Flawless Management Inc. (CIK 0001328920): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); source of funds: other (OO); sole voting power 0; shared voting power 6,991,255; sole dispositive power 0; shared dispositive power 6,991,255; aggregate amount beneficially owned 6,991,255 (15.7% of the class)
- Arethusa Properties LTD (CIK 0002004014): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 3,307,452; sole dispositive power 0; shared dispositive power 3,307,452; aggregate amount beneficially owned 3,307,452 (7.4% of the class)
- Harry N. Vafias: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: other (OO); sole voting power 3,968,196; shared voting power 10,298,707; sole dispositive power 3,968,196; shared dispositive power 10,298,707; aggregate amount beneficially owned 14,266,903 (31.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Imperial Petroleum Inc.
Address of issuer's principal executive offices: 331 Kifissias Avenue, Erithrea, Athens, Greece (J3), 14561
Comment:
This Amendment No. 11 (this "Amendment No. 11") to Schedule 13D (originally filed on August 4, 2023 and amended by Amendment No. 1 filed on August 23, 2023, Amendment No. 2 filed on November 3, 2023, Amendment No. 3 filed on December 11, 2023, Amendment No. 4 filed on December 22, 2023, Amendment No. 5 filed on January 8, 2024, Amendment No. 6 filed on April 16, 2024, Amendment No. 7 filed on October 29, 2024, Amendment No. 8 filed on April 4, 2025, Amendment No. 9 filed on August 12, 2025 and Amendment No. 10 filed on December 3, 2025), relates to the common stock, par value $0.01 per share ("Common Stock"), of Imperial Petroleum Inc., a Marshall Islands corporation (the "Issuer"), and is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 99.2 and incorporated herein by reference) by and between Flawless Management Inc., a Republic of the Marshall Islands corporation ("Flawless"), Arethusa Properties LTD, a British Virgin Islands company ("Arethusa"), and Harry N. Vafias in his personal capacity (sometimes collectively referred to as the "Reporting Persons").

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Statement is hereby amended by adding the following paragraphs to the end of Item 3:

This Amendment No. 11 is being filed by the Reporting Persons to update number of shares of Common Stock of the Issuer beneficially owned by the Reporting Persons to reflect (1) that between December 11, 2025 and December 12, 2025, Arethusa acquired an aggregate of 241,225 shares of Common Stock for $1,039,977.71 (including commissions) in open market purchases using its working capital, (2) 33,627 shares of Common Stock transferred by Mr. Vafias's father, Nikolaos Vafias, to Mr. Vafias without consideration on June 22, 2026 and (3) 440,000 shares of restricted common stock, 50% of which vest on June 22, 2027 and 50% of which vest on June 22, 2028, subject to satisfaction of time-based vesting, acquired by Harry Vafias as compensatory awards on June 22, 2026. On June 22, 2026, Mr. Vafias also acquired, as compensatory awards, options exercisable to acquire 299,000 shares of Common Stock at an exercise price per share of $4.95, the closing price of the Common Stock on June 22, 2026, and an option expiration date of June 22, 2036, 50% of which options vest on June 22, 2027 and 50% of which options vest on June 22, 2028, subject to satisfaction of the time-based vesting terms, which underlying shares are excluded from the number of shares beneficially owned by Mr. Vafias.

This Amendment No. 11 also updates the number of shares of Common Stock beneficially owned by Mr. Vafias to reflect that previously awarded stock options to acquire 50,000 shares of Common Stock at a price of $3.60 per share and 117,188 shares of Common Stock at a price of $3.20 per share have vested and previously awarded stock options to acquire 149,502 shares of Common Stock at a price of $3.01 per share are scheduled to vest within 60 days of the date of this report, on August 8, 2026.

This Amendment No. 11 also updates the percentage of shares of Common Stock of the Issuer beneficially owned by the Reporting Persons to reflect shares of Common Stock repurchased by the Issuer reducing the total number of shares of Common Stock outstanding and shares issued upon the exercise of pre-funded warrants increasing the number of shares of Common Stock outstanding.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis. Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions. Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person's review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer's business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer's securities; and other factors and future developments.

Mr. Vafias serves as the Chairman and Chief Executive Officer of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer's business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D. In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D. Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer's business will be dependent upon the Reporting Persons' review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 on the cover pages to this Amendment No. 8 for the aggregate number and percentage of the class of Common Stock owned by each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which each Reporting Person has:

i. Sole power to vote or to direct the vote: See Item 7 on cover pages to this Statement.

ii. Shared power to vote or to direct the vote: See Item 8 on cover pages to this Statement.

iii. Sole power to dispose or direct the disposition: See Item 9 on cover pages to this Statement.

iv. Shared power to dispose or direct the disposition: See Item 10 on cover pages to this Statement.
Transactions in the class effected during the past sixty days: Except as set forth in Itme 3 of this Schedule, none of the Reporting Persons has engaged in any transaction in any Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1: Joint Filing Agreement, dated June 24, 2026, among Flawless Management Inc., Arethusa Properties LTD and Harry N. Vafias.

## Signatures
- Flawless Management Inc.: /s/ Harry N. Vafias, Harry N. Vafias/President (06/24/2026)
- Arethusa Properties LTD: /s/ Harry N. Vafias, Harry N. Vafias/President (06/24/2026)
- Harry N. Vafias: /s/ Harry N. Vafias, Harry N. Vafias (06/24/2026)